SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2014

 Alto Palermo S.A. (APSA)
(Exact name of Registrant as specified in its charter)

Alto Palermo S.A. (APSA)
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

ALTO PALERMO S.A. (APSA)
(THE “COMPANY”)
REPORT ON FORM 6-K

Attached is an english translation of the letter dated October 2, 2014 filed by the company with the Comision Nacional de Valores and the Bolsa de Comercio de Buenos Aires

By letter dated October 2, 2014. The Company reported that its Board of Directors has called an Ordinary and Extraordinary Shareholders's Meeting to be held on October 31, 2014, at 13:00hs outside the registered office, at Bolívar 108, Floor 1º, City of Buenos Aires, to discuss the following agenda:

1.	Appointment of two shareholders to sign the minutes of the Shareholders' Meeting.
2.	Consideration of the documents provided for under Section 234, Subsection 1, Law 19,550, corresponding to fiscal year ended 06.30.2014.
3.	Consideration of the performance of the Board of Directors.
4.	Consideration of the performance of the Supervisory Committee.
5.
Treatment and allocation of the income for the fiscal year ended 06.30.2014, which posted profits in the amount of $ 377.003 Thousand. Consideration of payment of a cash dividend in an amount up to $ 138.693 Thousand.

6.
Consideration of the compensation to the Board of Directors corresponding to fiscal year ended 06.30.2014 in the amount of $ 53,591,413 (total compensations) $ 32,061,692 in excess of the limit of FIVE PER CENT (5%) of recorded earnings, according to Section 261, Law 19,550, and the regulation thereof, considering the amount proposed for the distribution of dividends. Delegation to the Board of Directors of the approval of the Auditing Committee' budget.

7.	Consideration of the compensation to the Supervisory Committee for the fiscal year ended 06.30.2014
8.	Determination of the number and appointment of Regular Directors and Alternate Directors, if applicable.
9.	Appointment of Regular and Alternate Members of the Supervisory Committee.
10.	Appointment of Certifying Accountant for the next fiscal year and determination of his/her compensation. Delegations.
11.	Updating of report on Shared Services Agreement.
12.	Treatment of amounts paid as consideration for shareholders’ Personal Assets Tax.
13.
Updating of the report on Incentive Plan as approved and ratified by the shareholders' meetings dated 2009/2010/2011/2012 and 2013. Consideration of the incorporation of the company's staff to the Incentive Plan of the controlling entity, due to operative reasons. Delegation to the Board of Directors of the implementation powers in regard to the new scheme.

14.	Consideration of the amendment to Section One of the By-laws, restatement according to the Capital Markets Act in force.
15.	Consideration of the amendment to Section Twenty-four of the By-laws (shareholders' meetings remote attendance).
16.
Consideration of the Merger Special Financial Statements of Conil SA, the Separate Merger Special Financial Statements of APSA and the Consolidated Merger Financial Statements of APSA with Conil SA., prepared as of 06.30.14, the Supervisory Committee's and Auditor's reports. Authorizations and delegations. Appointment of a representative to grant a final agreement and other proceedings.

17.
Consideration of the rectification of the annual report corresponding to the financial statements as of June 30, 2013, in connection with the amounts recorded in the data charts referred to the Company's shopping centers and the lease price per square meter, according to the request made by the Securities Exchange Commission against the framework of the Company's Global Program for the issuance of Notes up to an amount of USD 300,000,000.

Note: the record of book-entry shares is kept by Caja de Valores S.A. (CVSA), domiciled at 25 de Mayo 362, City of Buenos Aires, therefore, in order to attend the Shareholders’ Meeting, shareholders are required to obtain a certificate of the book-entry shares account kept by CVSA and furnish it for deposit at Florida 537, Floor 18, City of Buenos Aires, from 10 to 18 h., until 10-27-2014. A certificate of admission to the Shareholders’ Meeting will be supplied. When considering items 11 to 17 of the agenda, the Shareholders’ Meeting shall be extraordinary in nature, a quorum of 60% being required. Eduardo Sergio Elsztain, Chairman appointed according to minutes of Shareholders’ Meeting dated 10.31.2012 and Board of Directors’ Meeting of allocation of duties dated 11.01.2012.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Alto Palermo S.A. (APSA)
October 3, 2014
	By:	/S/ Saúl Zang
Saúl Zang
Responsible for relationship with the markets